RELIANCE GLOBAL GROUP, INC.

300 Boulevard of the Americas, Ste. 105

Lakewood, NJ 08701

August 20, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4628

Attention:	Division of Corporation Finance

Re:	Reliance Global Group, Inc. Registration Statement on Form 10-12G Filed June 22, 2020 File No. 000-56178

Ladies and Gentlemen:

Reliance Global Group, Inc. (the “Company”) hereby requests that the Company’s Registration Statement on Form 10 (File No. 000-56178), filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2020, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn, effective immediately. The Registration Statement has not been declared effective by the SEC.

As we expected, the Company received comments to the Registration Statement from the SEC, and at this time the Company is in the process of responding to these comments. The Company desires that the Registration Statement not go effective by lapse of time prior to having responded to these comments. The Company intends to file a new registration statement that is responsive to such comments as soon as practicable.

Please advise Jolie Kahn, Esq. at 516-217-6379, if further action is required on our part.

Thank you for your assistance.

Sincerely,

RELIANCE GLOBAL GROUP, INC.

By:	/s/ Ezra Beyman
Ezra Beyman
Chairman and Chief Executive Officer